

July 23, 2007

By facsimile to (310) 552-5001 and U.S. Mail

Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People's Republic of China

Re: China Architectural Engineering, Inc.
        Pre-effective Amendment 4 to Registration Statement on Form S-1
        Filed July 11, 2007
        File No. 333-138603

Dear Mr. Luo:

        We reviewed the filing and have the comments below.

General

1.   Refer to prior comments 1 and 2 in our June 18, 2007 letter. We note that China
        Architectural Engineering, Inc. or CAEI has amended the registration statement to
        register for resale 1,766,974 shares of common stock into which the bonds issued in the
        April 12, 2007 private placement are convertible. As comment 1 in our June 18, 2007
        letter indicates, our position is that it is inappropriate to sell securities privately after a
        registration statement has been filed and then include those securities for resale in the
        previously filed registration statement. If you would like to register those shares for
        resale, please register them on a new registration statement.

2.   Revised disclosure on page 4 and elsewhere indicates that CAEI has entered into an
        agreement with WestPark Capital, Inc.and FirstAlliance Financial Group, Inc. under
        which they waived the penalty provision. Please file the agreement as an exhibit to the
        registration statement.

Recent Events, page 4

3.   We note your response to prior comment 1 from our letter dated June 27, 2007. As noted in our prior comment, it appears from your disclosures on page 5 concerning the October 2006 private placement that you were required to use your reasonable best efforts to cause the current Form S-1 to become effective within 180 days after the closing of your share exchange, and you have passed that deadline. As previously requested, please revise your disclosure to clarify whether you have incurred any penalties under this agreement. If so, please tell us how you are accounting for such penalties and provide the appropriate disclosures in your 2007 interim financial statements. Refer to FSP EITF 00-19-2.

2007 Equity Incentive Plan, page 56

4.   Please summarize the principal provisions, including term, of the 2007 equity incentive plan. Further, file the plan as an exhibit to the registration statement, or incorporate it by reference to exhibit 10.1 that was filed in the current report on Form 8-K dated July 9, 2007 and filed July 12, 2007.

Policy for Approval of Related Party Transactions, page 58

5.   Disclosure indicates that CAEI intends to adopt a formal related party approval policy once it establishes an audit committee. Since revised disclosure on page 53 states that CAEI established an audit committee in July 2007, update the disclosure here to reflect the status and terms of the related party approval policy.

Lock-Up Agreements, page 65; Underwriting, page 66

6.   We note the revised disclosure concerning lock-up agreements. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their securities before the lock-ups' expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of securities by those persons before the lock-ups' expiration periods.

Consolidated Statements of Stockholders' Equity, page F-5

7.   If you wish to continue to present an equity statement for the 2006 interim period, please revise the equity balances presented for January 1, 2006 so that they agree with the January 1, 2006 equity balances seen in your annual financial statements on page F-27.

Note 9. Common Stock and Additional Paid In Capital, page F-19

8.   The phrase "after the Company has obtained the required clearances from the Securities
and Exchange Commission" may imply that the Commission or its staff bears
responsibility for the disclosures in the registration statement. Please delete this sentence
or revise to refer to effectiveness of the registration statement.

Note 15. Subsequent Event, page F-21

9.   We note your response to our prior comment 5 from our letter dated June 27, 2007 and
have the following additional comments:

- We read that you allocated the proceeds from your issuance of convertible bonds
and bond warrants between the two different securities on the basis of their
market values. Please quantify for us the market value that you calculated for
your convertible bonds and the market value that you calculated for your bond
warrants, and briefly explain to us how you calculated these values.

- We read that your convertible bonds do not contain a beneficial conversion
feature. To help us better understand this matter, please quantify for us the fair
value of your common stock as of the commitment date for these bonds, which
we assume would be April 12, 2007.   If the fair value of your stock on the
commitment date was less than $3.00 per share, please provide us a detailed
explanation of how you determined this fair value. In this regard, we note that
your current S-1 indicates that you expect to sell common stock in your IPO for a
minimum of $3.00 per share, and it is unclear to us that the fair value of your
stock would change significantly between April 2007 and the date that your IPO
goes effective. Please also provide us your calculation of the intrinsic value of
the conversion feature in your convertible bonds. Refer to EITF 98-5 and EITF
00-27.

- We read that you believe it is appropriate to classify your bond warrants as equity
because management can control the number of shares to be issued to WestPark
affiliates and FirstAlliance, notwithstanding any provision in the registration
rights agreement. Please explain to us in detail how you believe that you can
control the number of shares issued under this registration rights agreement, and
tell us the legal basis for your belief. For example, if the registration rights
agreement states that you have the ability to control the number of shares issued,
you should provide us a copy of that section of the agreement to clarify this
matter. Alternatively, if you do not have a legal basis for restricting the shares
issued under this registration rights agreement, you should provide us a detailed

analysis of each of the criteria in EITF 00-19 to demonstrate to us how these bond warrants should be classified.

Consolidated Statements of Stockholders' Equity, page F-26

10. We note your response to prior comment 8 from our letter dated June 27, 2007 and have the following additional comments:

- We note the line item on your 2006 equity statement labeled "Additional paid in capital from issuance of common stock in cash and from conversion of original capital from Full Art." As a substantial portion of this balance relates to stock issued to third parties for services, please revise the title of this line to clarify this matter.

- Please refer to the third bullet point of our prior comment 8. Your response indicates that the addition to paid in capital of $37,582 as seen in note 11 represents Full Art's capital account balance left over after the reverse merger exchange of shares with the shell company. We note that Full Art's equity accounts are included in these financial statements for all periods presented and that periods prior to the reverse merger with CAEI have been properly restated to reflect the reverse merger as a recapitalization of Full Art. It remains unclear to us why an additional adjustment is needed to Full Art's equity in the amount of $37,582. Please explain this matter to us in detail, and tell us where you recorded the offsetting debit for this amount.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CAEI requests acceleration of the registration statement's effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CAEI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or Jennifer K. Thompson, Staff Accountant, at (202) 551-3737. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        10100 Santa Monica Boulevard, 7th Floor
        Los Angeles, CA 90067

        Joseph V. Stubbs, Esq.
        Scott Galer, Esq.
        Stubbs Alderton & Markiles, LLP
        15260 Ventura Boulevard, 20th Floor
        Sherman Oaks, CA 91403